Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33759

GIANT INTERACTIVE GROUP INC.

2/F No. 29 Building, 396 Guilin Road

Shanghai 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Giant Interactive Group Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — 2007 Fourth Quarter and Fiscal Year Results Presentation dated February 21, 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Giant Interactive Group Inc.

By:	/s/ Eric He
Name:	Eric He
Title:	Chief Financial Officer

Date: FEBRUARY 26, 2008

HK000NN7 2007 Fourth Quarter and Fiscal Year Results Presentation February 21, 2008

© 2008 Giant Interactive Group, Inc. All Rights Reserved
2
Safe Harbor Statement and Currency
Convenience Translation
Safe Harbor Statement
Statements in this slide presentation contain "forward-looking" statements within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private
Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will,"
"expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements and among others, include our continued efforts to successfully develop and launch our new games and expand our distribution and marketing network.
These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. The financial information contained in this slide presentation should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on November 1, 2007, and is available on the Securities and
Exchange Commission's website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 12 of our prospectus. Our actual results of operations for the fourth quarter of 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this slide presentation are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this slide presentation. Such information speaks only as of the date of this slide presentation.
Currency Convenience Translation
This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to
RMB7.2946, which was the noon buying rate as of December 31, 2007 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the
Renminbi or US dollar amounts referred to in this slide presentation could have been, or could be, converted into US dollars at such rate or at all.

Giant Interactive Group A Leading Online Game Developer & Operator © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Giant: NYSE Listed
Giant: NYSE Listed
•
NYSE IPO on November 1, 2007
•
Ticker: GA
•
Market Cap: US$2.7B
•
Post IPO Shares/ADRs Outstanding: 241.27M
•
About Giant:
•
Headquarters: Shanghai, China
•
Employees: Approximately 3500, including
2,500 liaison personnel
•
Investor Information at: www.giantig.com

© 2008 Giant Interactive Group, Inc. All Rights Reserved

A Leading Developer and Operator
of MMORPGs in China
A Leading Developer and Operator
of MMORPGs in China
A leading online game developer and operator in China –
151.8% net revenues increase over the fourth quarter
2006; 76.8% net income margin
(1)
Uncompromising focus on game play
Strong product development and technology capabilities
Leverage deep understanding of the Chinese mass market
and extensive marketing and distribution network
Strong combination of experienced game development
talent and consumer market expertise
(1) For the quarter ended December 31, 2007
Experienced management team

© 2008 Giant Interactive Group, Inc. All Rights Reserved Operational Metrics & Business Updates Operational Metrics & Business Updates © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Rollout of New ZT Online Expansion Pack “Neighboring Friends”
Commenced Closed Beta Testing of Giant Online
King of Kings III Undergoing Engineering Testing
1 1
3 3
4 4
Entered Open Beta Testing of ZT PTP
2 2
Recent Business Highlights
Recent Business Highlights
Acquired Exclusive Licensing Rights to Empire of Sports
5 5
6 6
Announced and Completed Share Repurchase Program

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Average Revenue per User (ARPU)
Active Paying Accounts (APA)
Peak Concurrent Users (PCU)
Average Concurrent Users (ACU)
395
481
512
51
515
450
271
163
0
100
200
300
400
500
600
700
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07
320
558
755
874
1,073
888
983
120
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07
Q407 figures include ZT
Online,
ZT Online PTP and Giant Online
Key Quarterly Operating Metrics
Key Quarterly Operating Metrics
305
309
295
320
220 220
117
84
0
50
100
150
200
250
300
350
400
450
500
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q2007
787
986
1,248
1,318
1,405
143
602
698
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q2007

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Expanded Marketing Penetration in Q4
Over 500 liaison offices
Over 2500 dedicated liaison personnel
Over 200 distributors
116,500 retail outlets
Penetration of all large cities and almost all provinces in China
Focus on penetrating medium / small cities with continued internet and on-site promotional events
Expanded advertising initiatives
Marketing and Distribution Network
Maximize Player Awareness and Game Recognition to Improve Penetration

© 2008 Giant Interactive Group, Inc. All Rights Reserved Key Financial Highlights Key Financial Highlights © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

22.7
59.6
54.1
9.2
20.1
41.7
48.6
1.6
0
10
20
30
40
50
60
70
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q2007
Profitable Growth and High Margins
Profitable Growth and High Margins
Net Revenue
Net Income
45.8
11.3
38.7
-0.1
34.7
32.6
15.1
5.8
-10
0
10
20
30
40
50
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q2007
Gross Profit Margin
Net Income Margin
92.4%
92.8%
85.3%
91.2%
89.6%
88.8%
85.7%
71.3%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q2007
62.6%
74.9%
49.9%
78.2%
71.4%
71.6%
76.8%
-4.3%
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q2007

© 2008 Giant Interactive Group, Inc. All Rights Reserved

2007 Key Financial  Highlights
2007 Key Financial  Highlights
US$ US$ RMB RMB
330.3% 0.72 5.25 - 3.6% 0.18 1.33 Diluted EPS
343.3% 148.0 1,079.8 - 3.7% 38.2 278.9 Income from Operations
272.4% 208.6 1,521.4 7.3% 59.4 433.6 Online Game
N.A. 0.8 6.1 4.5% 0.2 1.3 Overseas Licensing
1,136.3
273.7
1,353.5
174.1
1,527.5
For The Year Ended
December 31, 2007
333.8
93.9
372.8
62.0
434.8
For The Three Month
Period Ended
December 31, 2007
45.8
12.9
51.1
8.5
59.6
155.8
37.5
185.5
23.9
209.4
364.5% 15.0% Net Income
128.6% 33.9% Operating Expenses
272.5% 3.6% Gross Profit
285.2% 36.5% Cost of Services
273.9% 7.3% Total Net Revenue
Change
From
Previous
Year
Change
From
Previous
Quarter
(In millions, except EPS data)

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Solid Balance Sheet
Solid Balance Sheet
1,040.2
864.4
175.8
175.8
1,040.2
1,010.8
1,000.1
December 31,
2007
US$
7,587.7
6,305.5
1,282.2
1,282.2
7,587.7
7,373.5
7,295.5
December 31,
2007
RMB
249.9
Shareholders’ Equity
504.8 Total Liability and Shareholders’ Equity
254.9 Total Liabilities
238.9 Current Liabilities
504.8 Total Assets
466.7 Current Assets
451.4 Cash
December 31,
2006
RMB
(In millions)

© 2008 Giant Interactive Group, Inc. All Rights Reserved Business Outlook © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Expand and Enhance Our Product Offerings
Expand Our Player Base in China and Internationally
Strengthen Our Technology and Operational Platforms
Continue to Attract and Retain Quality Development Talent
Pursue Opportunities for Acquisitions, Strategic Joint Ventures
and Opportunistic Investments
1 1
3 3
5 5
6 6
4 4
Growth Strategies
To Become the Largest Online Game Developer and Operator in Asia
Enhance Interactive Community Features to Attract New
Players and Increase Player Loyalty
2 2

© 2008 Giant Interactive Group, Inc. All Rights Reserved Appendices © 2008 Giant Interactive Group, Inc. All Rights Reserved

© 2008 Giant Interactive Group, Inc. All Rights Reserved

History and Key Milestones
Commenced
operation through
Shanghai Zhengtu
Network
Commercially
launched the first
MMO game, ZT
Online
Established Offshore
Company, Giant
Interactive Group Inc.
Commenced engineering
testing for the second
MMO game, Giant Online
Peak Concurrent
User of ZT Online
reached one million
Acquired the
intellectual property
rights of King of
Kings III
Commercially
launch Giant
Online
Secured Exclusive
License to Operate
Empire of Sports
2004 2004
January January
2006 2006
September September
2006 2006
May May
2007 2007
May May
2007 2007
3Q 3Q
2007 2007
4Q 4Q
2007 2007
1Q 1Q
2008 2008
NYSE IPO on November 1, 2007
2008 2008
Commercially
launch King of
Kings III
Commenced official
closed beta testing
for Giant Online on
Dec. 29, 2007

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Further enhanced
interactivity based on
physical locations of
players
Encourages users to
form local bonds, and
face foreign friends or
foes together
Social networking
features with new in-
game virtual products
and services
Full 3D MMORPG with
multiple sports
Train your character in
football, basketball,
tennis, skiing, and track
& field
Compete with other
players in tournaments
or play together as a
team and start a club
Free-to-play 3D
MMORPG with
medieval magical
theme
Third edition in the
popular King of Kings
series
Developed by Lager
Networks in Taiwan
Free-to-play 2.5D
MMORPG with modern-
era military theme
Target to position as
the most affordable
free-to-play game in
China
Advanced server
technology intended to
enable up to 1 million
concurrent players in a
single shard
ZT Online
ZT Online
Neighboring Friends Neighboring Friends
(Expansion Pack) (Expansion Pack)
Giant Online
Giant Online
Empire of Sports
Empire of Sports
King of Kings III
King of Kings III
2008
2008
2008
2008
Focused Product Pipeline

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Giant Online
Giant Online is one of the first modern-era military-themed MMO games developed in
China.
Giant Online is a free-to-play game, which enables players, and groups of players, to purchase a wide range of virtual products and services.
Giant Online is a “2.5 dimensional” game, meaning that all the characters, items and the background in the game are depicted three dimensionally, while the camera angle is fixed.
Giant Online players may assume one of 14 different roles, such as detectives and spies. Players can equip their characters with a range of modern weaponry. Apart from waging war, characters can also engage in various forms of in-game social interaction, such as friendship and even romance.
Giant Online is divided into numerous regions. Each player must guide his or her character to develop skills and cooperate with other players to fight against players from other regions.
Giant Online will feature multiple shards, and will also enable players to travel between different shards. It will enable up to 1,000,000 players to concurrently play in the same shard.
We commenced our official closed beta testing for Giant Online in
December 2007, and expect to commercially launch Giant Online in the first quarter of 2008.

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Empire of Sports
Empire of Sports is a 3D MMORPG with multiple sports.
Empire of Sports will allow players to customize their characters’ physical talents by undergoing different training regiments.
Players will be able to compete against or form teams with other players in a wide variety of sports, such as basketball, football, tennis, skiing, track & field, and bobsleigh.
We obtained the license for Empire of Sports from Switzerland-based Empire of
Sports Ltd. Empire of Sports Ltd., a joint venture between Infront Sports and Media and F4.
Adding to the realism and authenticity Adding to the realism and authenticity of the games, real referees and sports of the games, real referees and sports experts were consulted during the experts were consulted during the design design of of the the game game to to incorporate incorporate real-
world sports regulations. sports regulations.
We expect We expect to launch Empire of Sports
in 2008.

© 2008 Giant Interactive Group, Inc. All Rights Reserved

King of Kings III
King of Kings III
King of Kings III is a three-dimensional online role-playing experience set in a
European-style magical world.
Players assume the roles of King of Kings III heroes as they explore across a virtual world of forests and medieval cities and castles.
King of Kings III is the third installment of the King of Kings series of MMO games, which was launched in Taiwan in 1999, and which we believe was the first MMO game series to be operated in greater China.
We acquired the intellectual property rights to King of Kings III from Lager Network in the third quarter of 2007.
• Our product development team is presently in the process
of working with Lager Network to further develop the
game and tailor it to the Chinese market.
• We currently expect to commercially launch the game in
the second half of 2008.

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Deepen Penetration into Medium
to Smaller Cities
Deepen Penetration into Medium
to Smaller Cities
Unique Unique and and Effective Effective Grassroots Grassroots Strategy Strategy Leads Leads to to Expansion Expansion of of Distribution Distribution Points Points
480.6
502.1
523.8
542.8
562.1
577.1
37.7%
39.1%
40.5%
41.8%
43.0%
43.9%
0
100
200
300
400
500
600
700
2001 2002 2003 2004 2005 2006
30%
40%
50%
Urban population % of total population
Increasing Urbanization Rate Increasing Urbanization Rate
Medium/
Smaller Cities
Countryside Area
Metropolitan
Cities (1)
Large Cities (2)
Medium / smaller cities and countryside area accounted for
59.2% of national GDP in 2006
2001 – 2006 CAGR of 12.0%
Robust Economic Growth in Medium / Small Cities
and Countryside Area
Source: China Statistics Yearbook 2007
1 Include Beijing, Shanghai and Guangzhou
2 Include Chongqing, Tianjin, Shenzhen, Qingdao, Xiamen, Ningbo, Dalian and capital cities of all provinces and autonomous regions

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Regulations
Online game operators in China are required to hold a variety of permits and licenses:
ICP license
Internet Culture Operating license
Internet Publishing license
Online Bulletin Board Service approval
Regulation of Internet content
Specifically prohibit obscenity, gambling, violence, crimes, undermining public moral or the cultural traditions of China, etc.
Regulation of information security
Subject to criminal punishment in China if engaged in:
Improper entry into a computer or system of strategic importance
Disseminate politically disruptive information
Leak state secrets
Spread false commercial information
Infringe intellectual property rights

© 2008 Giant Interactive Group, Inc. All Rights Reserved

Regulations (continued)
Import regulation
Required registration with MOFCOM when importing/exporting online game software into/out of
China
Ministry of Culture requires content review and approval of any imported online game
State Copyright Bureau requires registration of copyright agreements for imported software
Ministry of Information Industry requires registration of imported online games into China
Internet Cafe regulation
Require Internet Culture Operation license from MOC
Require registration with SAIC
Fatigue System adopted by all Chinese game operators to curb addictive behavior by minors
3 hours or less of continuous play by minors is considered “healthy”
3 to 5 hours of continuous play by minors is considered “fatiguing”
5 hours or more of continuous play by minors is considered “unhealthy”